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                                      DELTA
                              ---------------------
                              GALIL INDUSTRIES LTD.

         Delta Galil Releases Preliminary Results for the First Quarter
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     TEL AVIV, ISRAEL - MAY 2, 2005 - DELTA GALIL INDUSTRIES LTD. (NASDAQ:
DELT), the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, announced today preliminary estimates for the first quarter of 2005.

     Revenues for the quarter increased by 14%, compared to the first quarter last year and amounted to $173 million. Revenues, excluding Burlen, which was acquired in December 2004, decreased by 10%, compared to the first quarter of 2004.

     Net loss for the quarter is estimated to be $3.0 million or $0.16 diluted loss per share.

     The main causes of the loss were a decrease in sales and the erosion of selling prices to a portion of its customers especially in its European and U.S upper market divisions.

     Mr. Arnon Tiberg, Delta's CEO said, "We are in a period of major changes in the global business environment. Following the elimination of quota as part of the WTO agreement, the market has been characterized by strong pressure to lower prices, beyond our expectations, from most of our customers. Delta continues to evaluate how to cope with these changes by adjusting it's production facilities, reducing cost of procurement and overhead".

     "During the first quarter we completed the closure of the logistic center in Hungary and the sewing factory in Israel, both of which had a negative effect on the financial results of the European division", added Mr. Tiberg. "In the US upper market segment we merged the textile operation with the upper market division and we have undertaken additional steps to improve our competitiveness."

     In addition, in the first quarter we consolidated the results of Burlen, which contributed to the profit in the US mass market intimate apparel division offsetting losses from sales to certain customers in that market.

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     Delta Galil expects to publish its financial results for the first quarter of 2005 on May 9, 2005.


DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL SOLD UNDER BRANDS SUCH AS CALVIN KLEIN, HUGO BOSS, NIKE, RALPH LAUREN. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING WAL-MART, MARKS & SPENCER, TARGET, VICTORIA'S SECRET, JC PENNEY, HEMA, GAP AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, TURKEY, EASTERN EUROPE, NORTH AND CENTRAL AMERICA, THE CARIBBEAN AND THE FAR EAST. FOR MORE INFORMATION, PLEASE VISIT OUR WEBSITE: WWW.DELTAGALIL.COM

THE PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE "COMPANY") ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO CHANGES IN TECHNOLOGY AND MARKET REQUIREMENTS, DECLINE IN DEMAND FOR THE COMPANY'S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS, LOSS OF MARKET SHARE, PRESSURE ON PRICING RESULTING FROM COMPETITION, AND INABILITY TO MAINTAIN CERTAIN MARKETING AND DISTRIBUTION ARRANGEMENTS, WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN. FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

CONTACTS:
YOSSI HAJAJ          DELTA GALIL INDUSTRIES LTD.        TEL: +972-3-519-3744
KATHY PRICE          THE ANNE MCBRIDE COMPANY           TEL: + 212-983-1702 X212
DANIELA VIOLA        THE ANNE MCBRIDE COMPANY           TEL: + 212-983-1702 X210